Mail Stop 3561

January 18, 2008

Kathleen Mason
President and Chief Executive Officer
Tuesday Morning Corporation
6250 LBJ Freeway
Dallas, TX 75240

> **Re:** **Tuesday Morning Corporation**
> **Registration Statement on Form S-3**
> **Filed November 11, 2007**
> **File No. 333-147103**
> **Form 10-KT for Fiscal Year Ended June 30, 2007**
> **Filed August 30, 2007**
> **Definitive Proxy on Schedule 14A**
> **Filed October 3, 2007**
> **File No. 0-19658**

Dear Ms. Mason:

We have reviewed your response and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so, and also explain to us how you intend to comply. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

1. We note your response to comment 13 in our letter dated November 29, 2007. We also note your 8-K dated December 21, 2007 and filed December 28, 2007 concerning the approval of a cash incentive plan for fiscal year ended June 30, 2008, which states, in part, "The amount of the bonus for each Named Executive Officer will be determined based on (1) the earnings per share and revenue

attained by the Company and (2) the Named Executive Officer's achievement of certain individual performance goals established by Kathleen Mason (or by the Board in the case of Ms. Mason)." We further note your proposed disclosure that "The named executive officers do not have any specific quantitative targets that must be achieved by the Company before the executive can be paid an incentive cash bonus." Please revise your disclosure to include a quantitative discussion of the terms of the necessary targets to be achieved for your named executive officers to earn the annual bonus. Alternatively, please tell us why you believe that disclosure of that information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). If disclosure of the performance-related factors would cause competitive harm, please discuss how difficult it will be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please also discuss any discretion that may be exercised in granting such awards absent attainment of the stated performance goal. Please see Instruction 4 to Item 402(b) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 24

2. We have reviewed your response to prior comment 2 in our letter dated November 29, 2007, noting that you determined a sensitivity analysis related to your inventory estimates was unnecessary since inventory markdowns and inventory shrinkage rates as a percentage of sales have generally been consistent from year to year. Please note that you should present a sensitivity analysis even when your estimates have not materially changed from period to period. Since critical accounting estimates and assumptions are based on matters that are highly uncertain, you should analyze their specific sensitivity to change based on other outcomes that are reasonably likely to occur and would have a material effect. Accordingly, you should provide sensitivity analyses in future filings showing the impact on your statements of income given a specified change in the parameters of your estimates. For example, you should disclose the impact on your statement of income for the most recent fiscal year had your markdowns been revised upward and/or downward by a reasonably likely percentage.

3. We have reviewed your response to prior comment 3 in our letter dated November 29, 2007. In future filings, please ensure your insurance and self-insurance critical accounting policy discussion presents your reserve balances as of the most recent and prior fiscal year-ends. Please also confirm that you will disclose the amount of reserves added and utilized during each period and the reasons for significant changes between periods. Your disclosures should also provide additional information regarding the timing of your expense recognition.

For example, if you record a material charge in fiscal 2008, you should discuss why it was not necessary to record the charge in an earlier period.

4. We have reviewed your response to prior comment 4 in our letter dated November 29, 2007. You indicate in your response that the total amount of your tax, legal and other contingent reserves is immaterial and there are no significant matters currently outstanding. As noted in SEC Release No. 33-8350, critical accounting policies should be limited to those where:

    *   the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change; and

    *   the impact of the estimates and assumptions on financial condition or operating performance is material.

    If truly immaterial, please remove your discussion of tax, legal, and other contingent reserves from your critical accounting policies in future filings to the extent their impact remains immaterial. Please also tell us why you do not consider accounting for share-based compensation to be a critical accounting policy.

Notes to Consolidated Financial Statements

General

5. We have reviewed your response to prior comment 9 in our letter dated November 29, 2007. In future filings, please disclose that you operate your business as a single operating segment.

***

As appropriate, please amend your filings in response to our comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Andrew Blume, Accountant, at (202) 551- 3254 or in his absence James Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849 if you have questions regarding comments on the financial statements and related matters. You may contact Scott Anderegg, Staff Attorney, at (202) 551-3342 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: James S. Rowe, Esq.
        Kirkland & Ellis LLP